Exhibit 99.1

Sibanye Gold Limited Trading as Sibanye-Stillwater Reg. 2002/031431/06 Incorporated in the Republic of South Africa
Share code: SGL ISIN — ZAE000173951 Company code: SGL (“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Registered Address: Constantia Office Park Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address: Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

MARKET RELEASE

Stillwater Mining Company Announces Offers to Purchase for Cash its Outstanding Notes Listed Below up to a Combined Aggregate Purchase Price, including Accrued Interest (as defined below) of $350,000,000

Title of Security	CUSIP/ ISIN	Outstanding Principal Amount	Maximum Tender Cap(1)	Early Tender Premium(2)	Total Consideration (Acceptable Bid Price Range)(3)
6.125% Notes due 2022	Rule 144A: 86074QAM4/ US86074QAM42 Regulation S: U85969AC4/ USU85969AC41	$500,000,000	$150,000,000	$30	$950.00 - $980.00
7.125% Notes due 2025	Rule 144A: 86074QAN2/ US86074QAN25 Regulation S: U85969AD2/ USU85969AD24	$550,000,000	$200,000,000	$30	$940.00 - $970.00

(1)         The Maximum Tender Cap (as defined herein) for each Series (as defined herein) is the aggregate purchase price to be paid to Holders of the relevant Series, being the applicable Total Consideration or Tender Consideration (as applicable) plus Accrued Interest (as defined herein) on the relevant Series.

(2)         Per $1,000 principal amount of Notes of the relevant Series validly tendered at or prior to the Early Tender Time and not validly withdrawn.

(3)         Per $1,000 principal amount of Notes of the relevant Series validly tendered at or prior to the Early Tender Time and not validly withdrawn. Does not include Accrued Interest, but does include the Early Tender Premium.

Johannesburg, 4 September 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) announces the launch of Stillwater Mining Company’s (the “Issuer”) tender offers (the “Offers”) to purchase for cash, for a combined aggregate purchase price (including Accrued Interest and the Early Tender Premium, if applicable) of up to $350,000,000 (the “Global Maximum Tender Cap”) of its 6.125% Notes due June 27, 2022 (Rule 144A: CUSIP 86074QAM4 / ISIN US86074QAM42) (Regulation S: CUSIP U85969AC4 / ISIN USU85969AC41) (the “2022 Notes”) and 7.125% Notes due June 27, 2025 (Rule 144A: CUSIP 86074QAN2 / ISIN US86074QAN25) (Regulation S: CUSIP U85969AD2 / ISIN USU85969AD24) (the “2025 Notes” and together with the 2022 Notes, the “Notes”), in each case, from the Holders of the relevant Series of Notes (each, a “Series”). The Global Maximum Tender Cap will consist of an aggregate purchase price of $150,000,000 in respect of the 2022 Notes (the “2022 Notes Maximum Tender Cap”) and $200,000,000 in respect of the 2025 Notes (the “2025 Notes Maximum Tender Cap” and, together with the 2022 Notes Maximum Tender Cap, the “Maximum Tender Caps” and each a “Maximum Tender Cap”), subject to the Issuer’s ability to increase or decrease the 2022 Notes Maximum Tender Cap or the 2025 Notes Maximum Tender Cap, as set out herein. The 2022 Notes Maximum Tender Cap and 2025 Notes Maximum Tender Cap are based on the total cash amount payable in respect of the Notes, which consists of the relevant Total Consideration (as defined herein) or Tender Consideration (as applicable) and Accrued Interest of the relevant Series.

If at the Early Tender Time, the 2022 Notes validly tendered result in a lower aggregate purchase price than the 2022 Notes Maximum Tender Cap, the Issuer may increase the 2025 Notes Maximum Tender Cap and purchase additional 2025 Notes until the Global Maximum Tender Cap is reached, and if the Global Maximum Tender Cap is reached no additional Notes of either Series will be accepted after the Early Tender Time. If at the Early Tender Time, the 2025 Notes validly tendered result in a lower aggregate purchase price than the 2025 Notes Maximum Tender Cap, the Issuer may increase the 2022 Notes Maximum Tender Cap and purchase additional 2022 Notes until the Global Maximum Tender Cap is reached, and if the Global Maximum Tender Cap is reached no additional Notes of either Series will be accepted after the Early Tender Time.

If, at the Expiration Time, the 2022 Notes validly tendered result in a lower aggregate purchase price than the 2022 Notes Maximum Tender Cap, the Issuer may (subject to applicable law) increase the 2025 Notes Maximum Tender Cap and purchase additional 2025 Notes until the Global Maximum Tender Cap is reached. If, at the Expiration Time, the 2025 Notes validly tendered result in a lower aggregate purchase price than the 2025 Notes Maximum Tender Cap, the Issuer may (subject to applicable law) increase the 2022 Notes Maximum Tender Cap and purchase additional 2022 Notes until the Global Maximum Tender Cap is reached.

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated September 4, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes of the relevant Series may be validly tendered at any time on or before 11:59 p.m., New York City time, on October 1, 2018, unless extended or earlier terminated (as may be extended or earlier terminated, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. To receive the relevant Total Consideration (as defined herein), plus any Accrued Interest on the relevant Series, Holders must tender their Notes prior to 5:00 p.m., New York City time, on September 17, 2018, unless extended (such time, as the same may be extended, the “Early Tender Time”). In respect of each Series, “Total Consideration,” will be determined pursuant to a modified “Dutch Auction” procedure for the relevant Series, as described in the Offer to Purchase and will include an early tender premium of $30 per $1,000 principal amount of Notes (the “Early Tender Premium”). Holders who validly tender their Notes of the relevant Series after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the relevant “Tender Consideration”, which is the applicable Total Consideration for such Series minus the Early Tender Premium, plus any Accrued Interest on the relevant Series, rounded to the nearest cent (with half a cent being rounded upwards). Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on September 17, 2018 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

Subject to applicable law, the Issuer expressly reserves the right, but is not obligated to, increase the Global Maximum Tender Cap, the 2022 Notes Maximum Tender Cap and/or the 2025 Notes Maximum Tender Cap, in its sole and absolute discretion without extending the Early Tender Time, the Withdrawal Deadline (as defined below) or otherwise reinstating withdrawal rights.

Each Offer is being conducted as a separate modified “Dutch Auction.” If a Holder elects to participate in the relevant Offer, such Holder may specify the minimum Total Consideration (the “Bid Price”) within the price range acceptable to the relevant Series that such Holder would be willing to receive in exchange for each $1,000 principal amount of Notes that it chooses to tender from such Series (the “Acceptable Bid Price Range”). Any Bid Price must be in the range applicable to the relevant Series and be in increments of $1.25. If any Bid Price is not submitted in a whole increment of $1.25, such Bid Price will be rounded down to the nearest $1.25 increment. Any Bid Price above the Acceptable Bid Price Range will not be accepted and will not be used for purposes of calculating the Total Consideration. No Bid Price may exceed the Maximum Bid Price for the relevant Series. All Notes not accepted as a result of proration and all tenders of Notes with a Bid Price in excess of the relevant Clearing Price (as defined herein) will be rejected from the Offers and returned to Holders. The terms and conditions applicable to Holders’ Bid Prices and the bidding procedure are described in the section “The Offers—Description of the Offers—Bidding Procedure” in the Offer to Purchase.

Under the modified “Dutch Auction” procedure for the relevant Series, if the Issuer accepts Notes in an Offer, it will accept Notes of the relevant Series validly tendered and not withdrawn in such Offer in the order of the lowest to the highest Bid Prices specified or deemed to have been specified by tendering Holders, and for each Series will select the single lowest Bid Price (the “Clearing Price”) so specified for all tenders of Notes of such Series prior to the Early Tender Time that will enable it to purchase an amount of Notes such that the aggregate purchase price reaches the Maximum Tender Cap of each Series (or, if the amount of Notes validly tendered in the relevant Offer such that the aggregate purchase price is less than the applicable Maximum Tender Cap, then all Notes so validly tendered and not withdrawn) and within the Acceptable Bid Price Range. The Clearing Price will be determined promptly following the Early Tender Time. The Issuer will pay the same price for all Notes in each Series validly tendered at or below the relevant Clearing Price and accepted for purchase in the relevant Offer, except the price paid for Notes of each Series validly tendered after the Early Tender Time but at or prior to the Expiration Deadline and accepted by the Issuer for purchase in the relevant Offer (if any) will be reduced by the Early Tender Premium.

If the purchase of all Notes validly tendered (and not withdrawn) in the Offers prior to the Expiration Time would cause the Issuer to accept an aggregate principal amount of Notes such that the aggregate purchase price exceeds the Global Maximum Tender Cap, the 2022 Notes Maximum Tender Cap and/or the 2025 Notes Maximum Tender Cap (taking into account the aggregate validly tendered (and not withdrawn)) then the Offers or relevant Offer will be oversubscribed, and the Issuer will accept for payment such validly tendered Notes in, and with respect to, the Offers or such relevant Offer in accordance with the proration provisions described in the section “The Offers— Description of the Offers—Priority of Acceptance and Proration” in the Offer to Purchase.

Subject to the terms and conditions of the Offer, the relevant Total Consideration or the Tender Consideration, as applicable, with respect to Notes accepted for purchase pursuant to the Offers will be payable in cash on the relevant Settlement Date (as defined herein). In addition, Holders who tender Notes that are accepted for purchase by the Issuer pursuant to the Offers will receive a cash payment representing the accrued and unpaid interest on the relevant Notes from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the applicable Settlement Date, rounded to the nearest cent (with half a cent being rounded upwards) (the “Accrued Interest”).

With respect to the Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn and accepted for purchase pursuant to the Offers, the Issuer expects to pay the relevant Total Consideration, together with any Accrued Interest, to the Holders thereof on the second Business Day (as defined herein) after the Early Tender Time (such date, the “Early Settlement Date”). With respect to Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Issuer expects to pay the relevant Tender Consideration, together with any Accrued Interest, to the Holders thereof on the second Business Day after the Expiration Time (such date the “Final Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”).

The Issuer will fund the Offers with existing cash resources, including the proceeds of its recently agreed streaming transaction with Wheaton Precious Metals International Ltd. The Offers are being made to reduce gross debt through the early repayment of medium-term maturing bonds.

A press release announcing the Clearing Price and the amount of Notes in each respective Series to be accepted for purchase on the Early Settlement Date and the Final Settlement Date is expected to be published promptly following the Early Tender Time and the Expiration time.

The Issuer and the Company have retained Barclays Capital Inc. and Absa Bank Limited, acting through its Corporate and Investment Banking division, to act as International Dealer Managers and D.F. King to act as Information and Tender Agent in connection with the Offers.

For additional information regarding the terms of the Offers, Holders resident in the Republic of South Africa should contact ABSA by e-mail at matthew.duggan@absacapital.com or at muhammad.motala@absacapital.com or by telephone at +27 11 895 5780 or at +27 11 895 7864 (South Africa). All other Holders should contact Barclays Capital Inc. by e-mail at liability.management@barclays.com or by telephone: New York: +1 (800) 438-3242 (toll free within U.S.) or collect at +1 (212) 528-7581 and London: + 44 (0) 203 134 8515. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: sibanyestillwater@dfkingltd.com or telephone: New York: +1 (877) 842-1616 (toll free within U.S.) or +1 212 269-5550 or London: +44 20 7920 9700.

The Offer to Purchase is expected to be distributed to holders of Notes beginning today. A copy of the Offer to Purchase is available at https://sites.dfkingltd.com/sibanyestillwater and may also be obtained at no charge from D.F. King.

None of the Group, the dealer managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. The Issuer is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

This press release does not constitute an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this press release in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required by each of the Group, the International Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom. The communication of this press release and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of the Group or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Group (all such persons together being referred to as “relevant persons”). This press release and any other documents are materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents

France. The Offers are not being made, directly or indirectly, to the public in the Republic of France. This press release and any other documents or offering material relating to the Offers may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”) as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Offers. Neither this press release nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Belgium. Neither this press release nor any other documents or materials relating to the Offers have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, this press release may not be, and is not being, advertised and the Offers will not be extended and this press release and any other documents or materials relating to the Offers may not, have not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/”gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (as amended from time to time), as referred to in Article 6, §3, of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this press release or in any other documents or materials relating to the Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

South Africa. Neither of the Offers (nor any documents or material relating to the Offers) constitute, envisage or represent an offer to the public in South Africa, as envisaged in the Companies Act, No. 71 of 2008 (“Companies Act”) and are not, nor are they intended to constitute, a registered prospectus (as such term is defined in section 95(1)(k) of the Companies Act) prepared and registered under the Companies Act.  The right of any entity or individual who is a South African resident, to participate in the Offers is subject to such resident having obtained, all necessary exchange control approvals pursuant to the South African Exchange Control Regulations, 1961, promulgated under the Currency and Exchanges Act, 1933, the policies and directives of the Financial Surveillance Department of the South African Reserve.

General. Neither this press release nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the International Dealer Managers or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by the International Dealer Managers or such affiliate, as the case may be, on behalf of the Group in such jurisdiction. In addition, each holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Offers—Procedures for Tendering Notes.” Any tender of Notes for purchase pursuant to the Offers from a holder that is unable to make these representations will not be accepted. Each of the Group, the International Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Group determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

+27 (0) 83 453 4014

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.